UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96950F 104

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96950F 10 4

1.	Names of Reporting Persons Williams Partners L.P. (formerly known as Access Midstream Partners, L.P.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0(1)
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0(1)
14.	Type of Reporting Person (See Instructions) PN

(1) On February 2, 2015, pursuant to the Agreement and Plan of Merger dated as of October 24, 2014 by and among Williams Partners L.P. (formerly known as Access Midstream Partners, L.P.) (the “Reporting Person”), WPZ GP LLC (formerly known as Access Midstream Partners GP, L.L.C.) (the “General Partner”), VHMS LLC, the Issuer, and Williams Partners GP LLC (the “Merger Agreement”), VHMS LLC merged with and into the Issuer with the Issuer being the surviving entity and becoming a subsidiary of the Reporting Person. Immediately prior to the effective time of the Merger, each common unit of the Issuer (“WPZ Common Unit”) was converted into the right to receive common units of the Reporting Person (“Reporting Person Common Units”) at the conversion ratio specified in the Merger Agreement. Following the closing of the Merger, the Issuer merged with and into the Reporting Person with the Reporting Person surviving, the Reporting Person changed its name to Williams Partners L.P., and the separate existence of the Issuer ceased.

Introduction

Item 1.	Security and Issuer

This Amendment No. 1 amends Items 2, 4, 5, and 6 of the statement on Schedule 13D filed on October 27, 2015 by Access Midstream Partners, L.P. (“Schedule 13D”) relating to the common units representing limited partner interests (“WPZ Common Units”) of Williams Partners, L.P. (the “Issuer” or “WPZ”). The Issuer is a Delaware limited partnership and its principal executive offices are located at One Williams Center, Oklahoma City, Oklahoma 74172-0172. Unless specifically amended hereby, the disclosure set forth in the original Schedule 13D shall remain unchanged.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Williams Partners L.P. (formerly known as Access Midstream Partners, L.P.), a Delaware limited partnership (the “Reporting Person”). The general partner of the Reporting Person is WPZ GP LLC (formerly known as Access Midstream Partners GP, L.L.C.), (the “General Partner”). The Reporting Person has no directors or officers. The General Partner, through its directors and officers, manages the business and activities of the Reporting Person.

(b) The business address of the Reporting Person is One Williams Center, Tulsa, Oklahoma 74172-0172.

(c) The principal business of the Reporting Person is to own, operate, develop and acquire natural gas, natural gas liquids and oil gathering systems and other midstream energy assets.

(d)–(e) During the past five years, neither the Reporting Person nor the General Partner has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

On February 2, 2015, the executive officers, directors and each person controlling the Reporting Person (collectively, the “Listed Persons”), ceased to beneficially own any WPZ Common Units. To the Reporting Person’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

On February 2, 2015, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Reporting Person, the General Partner, WPZ, Williams Partners GP LLC (“WPZ General Partner” and, together with WPZ, the “WPZ Parties”), and VHMS LLC (“Merger Sub”), Merger Sub, a direct wholly owned subsidiary of the Reporting Person, merged with and into WPZ, with WPZ being the surviving limited partnership (the “Merger”) and WPZ General Partner merged with and into the General Partner, with the General Partner being the surviving limited liability company (the “GP Merger”).

Under the terms of the Merger Agreement, (i) each outstanding WPZ Common Unit held by a unitholder other than Williams, Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) and their respective subsidiaries (collectively, other than the Reporting Person and its subsidiaries and WPZ and its subsidiaries, the “Williams Parties”) was converted into the right to receive newly issued common units of the Reporting Person (“Reporting Person Common Units”) and (ii) each outstanding WPZ Common Unit held by the Williams Parties was converted into the right to receive Reporting Person Common Units, in each case in consideration for each WPZ Common Unit that such holder owned at the effective time of the Merger and at the exchange ratio specified in the Merger Agreement. All of the general partner interest in WPZ outstanding immediately prior to the effective time of the Merger was converted into the right to receive general partner interests in the Reporting Person (the “General Partner Interest”) such that, immediately following consummation of the GP Merger, the General Partner’s General Partner Interest represented, in the aggregate, 2% of the outstanding partnership interest in the Reporting Person. Prior to the closing of the Merger, each Class D limited partner unit of WPZ, all of which were held by Williams or its affiliates, was converted into WPZ Common Units on a one-for-one basis pursuant to the terms of the WPZ partnership agreement.

At the effective time of the Merger on February 2, 2015, the Support Agreement dated October 24, 2014 by and among the Reporting Person, WPZ, and Williams Gas Pipeline terminated in accordance with its terms.

Following the closing of the Merger, WPZ merged with and into the Reporting Person, with the Reporting Person surviving, the Reporting Person changed its name to Williams Partners L.P., and the separate existence of WPZ ceased.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The aggregate number and percentage of WPZ Common Units beneficially owned by the Reporting Person and the Listed Persons are as follows:

(a)	Amount beneficially owned: 0

Percentage: 0.0%

(b)	Number of WPZ Common Units to which each Reporting Person and Listed Person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

(c)	The information contained in Item 4 of this Amendment No. 1 is incorporated herein by reference.

(d)	On February 2, 2015, the Reporting Person and the Listed Persons ceased to beneficially own WPZ Common Units.

(e)	The Reporting Person ceased to be a beneficial owner of more than five percent of the WPZ Common Units issued and outstanding on February 2, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2015

Williams Partners L.P.
By:	WPZ GP LLC

By:	/s/ Sarah C. Miller
Name: Sarah C. Miller Title: Corporate Secretary